Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN)
367 Syngrou Avenue, 175 64 P. Faliro, Hellas
Tel: 30 210 94 07 710-3, Fax: 30 210 94 07 716, e-mail: ten@tenn.gr
Website: http://www.tenn.gr

Press Release

November 8, 2006

TSAKOS ENERGY NAVIGATION (TEN) REPORTS RECORD INCREASES IN Q3 PROFITS

Record third quarter profits of $44.5 million, up 132%

Record nine month profits of $119.3 million, up 18%

2006 THIRD QUARTER HIGHLIGHTS

■	Net income of $44.5 million up from $19.2 million in Q3 2005

■	Earnings per share of $2.33 (diluted) versus $0.98 in Q3 2005

■	Period-end fleet of 36 vessels, with over 4 million dwt, and an average age 5.8 years

■	Fleet utilization of 96.8% versus 95.6% in Q3 2005

■	Average TCE per vessel $29,779 per day versus $23,326 for Q3 2005

■	Establishment of significant strategic alliances with major end-users

■	Materialization of significant chartering agreements that further strengthened TEN’s employment outlook

■	Declaration of semi-annual dividend of $1.25 paid in October 2006

NINE-MONTH HIGHLIGHTS

■	Net income of $119.3 million versus $100.9 million for the first nine months of 2005

■	Earnings per share of $6.25 (diluted) up 24% from $5.05 in first nine months of 2005

■	Sales of two older vessels with capital gains of $13.3 million

■	Net fleet expansion of ten vessels

■	Fleet utilization of 97.5% versus 95.6% for the first nine months of 2005

■	Average TCE per vessel $30,290 per day versus $26,370 for the first nine months of 2005

■	Repurchase and cancellation of 131,200 shares

■	Declaration of two semi-annual dividends with $1.10 paid in April and $1.25 in October

ATHENS, GREECE – November 8, 2006 – TSAKOS ENERGY NAVIGATION LIMITED (TEN) (NYSE: TNP) today reported financial results (unaudited) for the third quarter and first nine months of 2006.

Net income was a record $44.5 million for the third quarter of 2006, (including capital gains of $13.3 million) as compared with $19.2 million for the third quarter of 2005. Net revenues (voyage revenues net of commissions and voyage expenses) expanded 88% to $93.5 million reflecting growth of the fleet (37.1 vessel average in Q3 2006 versus 25.9 vessel average in Q3 2005) and a strong charter market. The time charter equivalent per ship per day expanded to $29,779 in the third quarter of 2006 versus $ 23,326 in the third quarter of 2005. Operating income rose sharply to $61.4 million (including capital gains of $13.3 million) in this year’s third quarter from $19.7 million in the similar period of last year.

Depreciation was considerably higher at $16.6 million from $9.2 million as a result of the growth and modernization of the fleet. Net financing costs also grew reflecting fleet expansion, higher interest rates and interest rate swap valuation. Income before depreciation charges rose to $61.1 million in the third quarter of 2006 from $28.4 million in the prior year’s third quarter. Net income grew 132% to $44.5 million while earnings per share increased 138% to $2.33 reflecting the benefit of share repurchases.

For the first nine months of 2006, net income was a record $119.3 million (including capital gains of $13.3 million), exceeding the previous record for the first nine months of 2005 of $100.9 million (including capital gains of $24.8 million). Net revenues (voyage revenues net of commissions and voyage expenses) grew 46% reflecting a growing fleet (32.7 vessel average for the first nine months of 2006 versus 26.3 vessel average in the similar 2005 period) and a favorable charter market with a time charter equivalent at $30,290 per ship per day in the 2006 period as compared with $26,370 in the first nine months of 2005.

As a result operating income rose sharply to $141.1 million from $93.0 million. Depreciation was significantly higher at $42.1 million versus $26.6 million as a result of fleet expansion. Net financing costs were significantly higher reflecting debt incurrence and higher interest rates. Income before depreciation was $161.4 million for the first nine months of 2006, up from $127.6 million in the 2005 period. Net income rose 18% while per share earnings grew 24% to $6.25 reflecting the dynamics of share repurchases.

“The record profits of the first nine months of 2006 verified the efficacy of TEN’s corporate strategy and business plan,” observed D. John Stavropoulos, Chairman of the Board. “A diversified, young, and growing fleet combined with a balanced employment program has resulted in strong secular earnings growth. These results have enabled a dynamic newbuilding program, consolidation exploitation, increased dividends and a complementary share repurchase program.”

FLEET EXPANSION AND MODERNIZATION

TEN continues to modernize and expand its fleet. The company has now sold its entire non double-hull fleet with the Vergina II, a 1991 Aframax, currently being converted to a double-hull ship. Between 1997 and 2006, the company’s dynamic expansion program contributed 25 newbuildings and acquired 15 vessels and building contracts through consolidation acquisitions. During the years 2004 through 2006, the company sold four single/double hull and three single hull vessels. Today, and in line with the company’s stated strategy, TEN’s operating fleet is 100% of double hull design.

“Our evolution to a fully double-hull fleet is virtually complete,” stated Mr. Nikolas P. Tsakos, President and CEO of TEN. “At the same time, our aggressive expansion program continues to be very rewarding. We will add an additional 15 newbuildings to our fleet between 2007 and 2009, further strengthening our leadership position in ice-class vessels as well as advanced design Aframaxes. In addition, as we have shown recently, the company is committed in expanding its presence in all markets it operates through the establishment of various strategic alliances.”

Mr. Tsakos added, “We have achieved our fleet renewal and expansion while at the same time realizing capital gains of more than $80 million, with an additional gain of $50 million expected to be recognized in the current quarter. This reconfirms our corporate position that productive sales and purchases are an integral aspect of a successful shipping enterprise.”

The following table presents the newbuilding vessels on order:

VESSEL	DWT	Expected Delivery	Ice Class/Design
1. M/T Andromeda	36,660	8 March 2007	1A Ice Class
2. M/T Aegeas	36,660	23 April 2007	1A Ice Class
3. M/T Arctic	162,400	10 January 2007	1A Ice Class
4. M/T Antarctic	162,400	23 April 2007	1A Ice Class
5. M/T Byzantion	36,660	10 May 2007	1B Ice Class
6. M/T Bosporos	36,660	29 August 2007	1B Ice Class
7. M/T TBN–H/N 3003	73,800	30 November 2007	LR1 Product Carrier
8. M/T TBN–H/N 3004	73,800	20 December 2007	LR1 Product Carrier
9. M/T TBN–H/N 1328	105,000	March 2007	DNA design Aframax
10. M/T TBN–H/N 1334	105,000	June 2007	DNA design Aframax
11. M/T TBN–H/N 1342	105,000	November 2008	DNA design Aframax
12. M/T TBN–H/N 1344	105,000	November 2008	DNA design Aframax
13. M/T TBN-H/N 1349	105,000	3Q 2009	DNA design Aframax
14. M/T TBN–H/N 1350	105,000	4Q 2009	DNA design Aframax
15. LNG Neo Energy	150,000 m³	31 January 2007	Membrane

Assuming no interim retirement of vessels, and allowing for the joint venture with Flopec (residual 51% interest in two vessels), TEN’s fleet after delivery of the orders cited above will be as follows:

TYPE	DOUBLE HULL	ICE CLASS
VLCC	3	0
Suezmax	10	6
Aframax	16[1]	3
Panamax	8[2]	3
Handymax	6	6
Handysize	8	6
LNG	1	0

Total:	52	24

[1]:	Following the conversion of Vergina II to a double hull tanker
[2]:	Includes 2 vessels in joint venture where TEN retains 51% ownership

TANKER INDUSTRY OUTLOOK

The normal relationship of supply/demand for crude oil and oil products has been largely restored following the dislocation in the post Katrina and Rita period. The more conventional factors of economic growth and Northern Hemisphere winter temperatures are the determinates of near term oil demand. The most recent forecast from the International Energy Agency (IEA) suggests that fourth quarter 2006 demand will grow 2.6% over the like period of 2005, and that 2007 will experience further annual growth of 1.7%.

Meantime the expansion of tanker capacity is much greater. The gap between oil demand growth and tanker capacity suggests potential charter rate pressures in the coming year. A moderating factor is likely to be a disproportionate rise in ton/miles requirements arising from evolving trade routes and the growing influence of re-exports of products.

2006 has witnessed a favorable and unusual pattern for charter rates. The established seasonal expectation of softer pricing in the summer and early fall was much shorter and milder. On the other hand, the late fall and winter pick-up in demand has been slow to arrive. Within this environment a new factor has developed. Long time industry participants observe that it has been decades since they have witnessed such strong interest in longer-term charters. This development is encouraging.

Overall, 2006 is shaping up to be the fourth consecutive year of industry prosperity with very satisfactory charter rates only partially eroded by cost pressures in the form of rising vessel prices, somewhat higher interest rates, high bunker costs, personnel expenses, and overhead burdens.

OUTLOOK FOR TEN

The third quarter momentum of the charter market for spot employment has abated in recent weeks. Weather should play a key role in overall winter prospects. However, TEN is only moderately impacted by the gyrations of the spot market. Fleet diversification and a balanced employment policy temper these influences. 93% of employable days in the fourth quarter have been booked or are under contract. TEN anticipates that the remaining 7% and those vessels that are employed at variable rates will operate in a healthy charter rate market.

Additionally, TEN will realize the benefit of $50 million in capital gains during the fourth quarter as previously reported. Year to year comparisons will also continue to reflect the dynamics of fleet expansion. Full year profits are projected to exceed the record results of 2005.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma operational fleet consists of 52 vessels of 5.5 million dwt. Today, TEN operates a fleet of 37 vessels. Additionally, its newbuilding program has 15 vessels including two Suezmaxes, two Panamaxes, six Aframaxes, four Handysize product carriers, and one LNG representing 1.3 million dwt.

The strategy of a balanced diverse fleet is reflected in 26 crude transporters ranging from VLCCs to Aframaxes and 25 product carriers ranging from Handysize to Aframaxes; complemented by one LNG.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 3010 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr., Senior Vice President

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

tom@cjpcom.com

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

		Three months ended September 30		Nine months ended September 30
		2006	2005	2006	2005
STATEMENT OF INCOME DATA
Voyage revenues		$115,168	$63,867	$316,063	$206,196

Commissions		4,019	2,479	11,619	8,163
Voyage expenses		17,609	11,558	55,030	27,687
Charter hire expense		6,149	6,077	18,312	18,192
Vessel operating expenses		19,815	12,483	52,438	38,924
Depreciation		16,604	9,201	42,078	26,628
Amortization of deferred drydocking costs		1,056	1,026	3,821	3,782
Management fees		1,971	1,370	5,153	4,148
General & Administrative expenses		647	845	2,102	2,234
Foreign currency losses/(gains)		37	(78)	111	(151)
Amortization of deferred gain on sale of vessels		(792)	(792)	(2,376)	(2,376)
Gain on sale of vessels, net		(13,321)	(21)	(13,321)	(14,044)

Total expenses		53,794	44,148	174,967	113,187

Operating income		61,374	19,719	141,096	93,009
Gain on sale of non-operating vessels, net		0	(57)	0	10,761
Interest and finance costs, net		(18,409)	(2,080)	(27,727)	(6,528)
Interest income		1,648	1,811	4,518	3,694
Other income/(expense)		(119)	(220)	1,403	(15)

Net income		$44,494	$19,173	$119,290	$100,921

Earnings per share, basic		$2.34	$0.98	$6.25	$5.06
Earnings per share, diluted		$2.33	$0.98	$6.25	$5.05
Weighted average number of shares outstanding
Basic		19,050,741	19,647,341	19,071,911	19,954,229
Diluted		19,057,245	19,659,543	19,079,843	20,001,357

			September 30 2006	December 31 2005	September 30 2005
BALANCE SHEET DATA
Cash and cash equivalents			140,395	145,769	131,210

Current assets, including cash			223,229	191,734	168,515
Investments			22,033	21,881	25,673
Advances for vessels			269,812	150,428	124,344
Vessels at cost			1,549,978	882,210	908,052
Accumulated Depreciation			(184,721)	(170,848)	(162,123)
Vessels’ Net Book Value			1,365,257	711,362	745,929
Deferred charges			13,059	13,769	19,468

Total assets			$1,893,390	$1,089,174	$1,083,929

Current portion of long-term debt			18,186	51,496	23,684

Current liabilities, including current portion of long-term debt			119,004	91,518	86,031
Long-term debt, net of current portion			1,093,775	382,023	432,772
Deferred income, net of current portion			6,072	8,447	9,239
Total stockholders’ equity			674,539	607,186	555,887

Total liabilities and stockholders’ equity			$1,893,390	$1,089,174	$1,083,929

		Three months ended September 30		Nine months ended September 30
		2006	2005	2006	2005
OTHER FINANCIAL DATA
Net cash from operating activities		$64,770	$21,865	$166,582	$102,434
Net cash used in investing activities		$(35,155)	$(44,139)	$(821,607)	$(132,078)
Net cash from financing activities		$29,342	$20,222	$649,651	$43,932

TCE per ship per day		$29,779	$23,326	$30,290	$26,370

Operating expenses per ship per day		$6,470	$6,165	$6,658	$6,360
Vessel overhead costs per ship per day		$767	$928	$812	$888

		7,236	7,093	7,470	7,248
FLEET DATA

Average number of vessels during period		37.1	25.9	32.7	26.3
Number of vessels at end of period		36.0	26.0	36.0	26.0
Average age of fleet at end of period	Years	5.8	6.0	5.8	6.0
Dwt at end of period (in thousands)		4,091.6	2,962.4	4,091.6	2,962.4

Time charter employment - fixed rate	Days	643	937	1,918	2,926
Time charter employment - variable rate	Days	1,147	460	2,313	1,359
Period employment (pool and coa) at market rates	Days	864	540	2,438	1,584
Spot voyage employment at market rates	Days	653	345	2,039	1,004

Total operating days		3,307	2,282	8,708	6,873
Total available days		3,415	2,386	8,934	7,186
Utilization		96.8%	95.6%	97.5%	95.6%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the three chartered-in vessels and the vessel bare-boat chartered out.